Brenda K. Lenahan  blenahan@velaw.com
Tel 212.237.0133  Fax 917.849.5360

June 18, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:	Rhino Resource Partners LP
Registration Statement on Form S-1
Filed May 5, 2010
File Number 333-166550

Ladies and Gentlemen:

On behalf of the Registrant, we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), each of which has been marked to show changes made to the original filing.  A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 4, 2010 (the “Comment Letter”), with respect to the above-referenced filing.  For your convenience, we have repeated in bold type the Comments exactly as set forth in the Comment Letter.  The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.  In addition, supplemental materials in response to certain Comments are being provided separately in a supplemental letter (the “Supplemental Letter”) or have been provided previously, in each case, for which confidential treatment pursuant to Rule 83 has been requested.

All page references in the Registrant’s responses are to the courtesy copy of Amendment No. 1.  Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

General

1.                        Many of our comments apply to disclosure that appears in more than one place.  To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Response:  The Registrant has revised the Registration Statement accordingly.

2.                        We note blanks throughout your filing, and we note that you did not file many of the exhibits with your filing.  Please advise us as to when you intend to provide such information to us.  We will need sufficient time to review all new disclosure and newly filed exhibits.  We may have additional comments.

Response:  The Registrant has revised the Registration Statement to include all previously omitted information, with the exception of information that is related to or derived from the minimum quarterly distribution rate or the anticipated price range of the common units to be offered and information related to the estimated ratio of taxable income to distributions, which the Registrant will include prior to requesting effectiveness of the Registration Statement.  The Registrant has filed all Exhibits with Amendment No. 1, except for Exhibits 1.1, 4.1, 5.1, 10.9, 10.10, 10.11 and 10.12, which it intends to promptly file as soon as they become available.  The Registrant acknowledges that the Staff needs sufficient time to review its complete disclosure prior to the distribution of the preliminary prospectus.

3.                        Prior to effectiveness, please have a NYSE representative call the staff, or provide a copy of the NYSE letter, to confirm that your securities have been approved for listing.

Response:  The Registrant will provide a letter from the NYSE approving the Registrant’s common units to be listed prior to effectiveness.

4.                        Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that FINRA has no objections.

Response:  As of the date of this filing, FINRA had not yet determined whether the proposed amount of compensation to be paid to the underwriters is appropriate.  The Registrant does not anticipate that FINRA will have any objection to such proposed compensation.  The Registrant undertakes to provide the requested letter to the Staff prior to effectiveness.

5.                        When referring to or describing your dividend policy, please revise to state what it will be and what you will pay, rather than what you “intend” or “expect” to declare and pay.

Response:  The Registration Statement has been revised accordingly.  Please see pages 1, 11, 71 and 117.

6.                        In light of the general partner’s right to call and purchase all common units, please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable.  If you believe an exemption from the tender offer rules would be available, explain why.

Response:  The general partner has advised the Registrant that it will comply with the tender offer rules and file a Schedule TO in connection with any exercise of the general partner’s limited call right pursuant to the terms of the Registrant’s partnership agreement.

7.                        Throughout your registration statement, when discussing the credit agreement and any repayments to be made thereunder, please clarify how much debt will remain outstanding after any such repayments are made.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages 10, 54 and 120.

Risk Factors, page 4

8.                        Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.  Rather than providing only a cross reference to the “Risk Factors” section, please expand this subsection of the summary accordingly.

Response:  The Registrant has revised the Registration Statement accordingly. Please see pages 4 and 5.

Our Management, page 4

9.                        Please provide in this section a brief description of the expenses for which Wexford would be entitled to reimbursement under your partnership agreement and administrative services agreement.  Such description should include examples of the nature of such expenses and an explanation regarding how Wexford will determine the amounts to be allocated to you.

Response:  The Registrant has revised the Registration Statement accordingly. Please see pages 5, 11, 45, 59, 146, 203 and 233. Please note that the Registrant no longer anticipates entering into an administrative services agreement with Wexford. Please see responses to Comments 44 and 45.

Organizational Structure, page 7

10.                 Please expand your chart to reflect the parties that own Wexford Capital, LP.

Response:  The Registrant respectfully asks the Staff to note that “Wexford” refers to Wexford Capital LP (“Wexford Capital”) as well as certain of its affiliates and principals.  The box identified as “Wexford” in the above-referenced chart represents (i) investment funds managed by Wexford Capital and (ii) principals of Wexford Capital.  The Registrant has revised the Registration Statement to add cross references to “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions—Ownership Interests of Certain Directors of Our General Partner.” Please see pages 8 and 9.

11.                 Please also include a chart that depicts your structure prior to the offering.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 8.

Summary Historical Consolidated and Pro Forma Condensed Consolidated Financial and Operating Data, page 14

12.                 We note the tabular presentation of capital expenditures appearing on page 86.  Revise the presentation to reconcile these amounts to corresponding amounts appearing in your statements of cash flows.  Note that this comment applies to any similar presentations elsewhere in your filing.

Response:  The Registrant has revised the Registration Statement accordingly. Please see pages 18 and 90.

Non-GAAP Financial Measure, page 16

13.                 We note that the amounts of any distributions to unitholders are determined in accordance with the partnership agreement, and are not based on EBITDA.  Given this, disclose why you believe the non-GAAP measure is useful in assessing your ability to generate cash sufficient to make distributions to your unitholders.

Response:  The Registrant believes that external users such as analysts, lenders and investors have historically looked to EBITDA to assess the ability of a master limited partnership to generate cash sufficient to make distributions to unitholders.  Such external users may view EBITDA as a proxy for, or an approximation of, Available Cash (as defined in the Registrant’s partnership agreement).

Risk Factors, page 18

General

14.                 Please include a risk factor that the NYSE does not require you to have a majority of independent directors on the board of directors of your general partner, or to establish a compensation committee or a nominating/corporate governance committee.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 47.

We may not have sufficient cash…., page 18

15.                 Please disclose either here or in a separate risk factor whether there is any limit on the amount of expenses for which your general partner and its affiliates may be reimbursed.  Please also include such disclosure in other applicable places of your registration statement, including your risk factor on page 41 titled “Cost reimbursements due to our general partner....”

Response:  The Registrant has revised the Registration Statement accordingly. Please see pages 5, 11, 21, 45, 59, 146, 203 and 233.

Our mining operations are subject to operating risks…., page 23

16.                 We note your reference to the risk of accidents.  Please expand your disclosure to describe your potential liabilities relating to any such risks.  In addition, please describe any related insurance coverage.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 27.

The amount of estimated maintenance and replacement capital expenditures…., page 26

17.                 Disclose whether there is a cap on the amount of cash the general partner could designate for estimated maintenance and replacement capital expenditures.

Response:  The Registrant has revised the Registration Statement accordingly. Please see pages 30, 66 and 75.

18.                 Disclose in this risk factor, or in a new risk factor, that there are additional cash disbursements to the general partner on top of maintenance and replacement capital expenditures that will decrease available cash that could be distributed to unitholders.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 30.

If a substantial portion of our supply contracts terminate…., page 29

19.                 While you indicate in this risk factor that you have supply contracts through June 30, 2011, you do not indicate when your current contracts will expire.  Please provide greater detail on these contracts.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 33.

Our debt levels may limit our flexibility…., page 32

20.                 Please discuss how the debt levels impact the forecasted distribution.  In addition, please quantify the portion of your cash flow from operations that you must dedicate to debt service.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 36.

Our general partner and its affiliates have conflicts of interest…., page 36

21.                 Please provide either greater detail here or a cross reference with regard to the sixth bullet point in this risk factor.  Please explain how the general partner determines whether a capital expenditure is a maintenance capital expenditure or an expansion capital expenditure.  Please also disclose, if true, that this determination can affect the ability of the subordinated units to convert.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 38.

Holders of our common units have limited voting rights…., page 39

22.                 We note your disclosure that the board of directors of your general partner is chosen entirely by its members.  Please identify such members in this risk factor.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 43.

The sale or exchange of 50% or more of our capital and profits interest…., page 47

23.                 Please provide examples of events that can result in the sale or exchange of 50% of your capital and profits within a period of twelve months.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 52.

Use of Proceeds, page 49

24.                 Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses.  In that regard, it is insufficient to indicate only that the proceeds will be used for the repayment of indebtedness and for “general partnership purposes”.  Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity.  If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time.  Refer generally to Item 504 of Regulation S-K.

Response:  The Registrant has determined that all of the net proceeds from the offering (other than net proceeds from any exercise of the underwriters’ option to purchase additional common units) will be used to repay indebtedness under its credit facility and therefore respectfully submits that a tabular presentation is not necessary to facilitate clarity. The Registrant has revised the Registration Statement accordingly.  Please see pages 10 and 54.

25.                 We note your disclosure that you intend to use proceeds from the offering to repay indebtedness.  If such indebtedness was incurred within one year, describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital.  See Instruction 4 to Item 504 of Regulation S-K.

Response:  The Registrant advises the Staff that there were no borrowings under its credit facility during the last twelve months other than for short-term working capital purposes.

26.                 Please provide disclosure on the net proceeds that you expect to receive if the underwriters exercise in full their option to purchase additional common stock from you.

Response:  All of the net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to reimburse Wexford for capital expenditures it incurred with respect to the assets contributed to the Registrant.  The Registrant has revised the Registration Statement accordingly.  Please see pages 7, 10, 54 and 262.

27.                 With a view toward disclosure, please advise us whether any of the proceeds will be used to pay amounts payable to your general partner or its affiliates.

Response: The Registrant intends to use the net proceeds from the exercise of the underwriters’ option to purchase additional units to reimburse Wexford for capital expenditures incurred with respect to the assets contributed to the Registrant.  The Registrant intends to use all other net proceeds from the offering to repay indebtedness outstanding under its credit facility.  The Registrant has revised the Registration Statement.  Please see pages 7, 10, 54 and 262.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 53

28.                 Include a bullet point that states that cash distributions occur after your general partner gets reimbursed for expenses.  Please specify, if true, that such expenses include those relating to executive compensation.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 59.

29.                 Please include disclosure as to whether or not there is any limit on the amount of cash the general partner may put into cash reserves.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 58.

30.                 We note the disclosure in the third bullet point on page 53 regarding the potential that your partnership agreement may be amended with respect to your obligation to distribute all of your available cash.  Please add related risk factor disclosure.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 46.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

Results of Operations, page 88

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 90

Revenues, page 91

31.                 Your discussion of the increase in revenue per ton during 2009 indicates that the change was due to favorable contracts executed during 2008 and increased sales of metallurgical coal.  Expand this disclosure to quantify the extent to which each of these factors contributed to the change.  Also, indicate the extent to which you expect the favorable contracts to impact future periods.  In this regard, disclose the remaining quantities and terms of the favorable contracts.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages 92, 93 and 104.

Costs and Expenses, page 93

Cost of Operations, page 93

32.                 The discussion of the cost of operations per ton in your Central Appalachian segment indicates that the increase during 2009 was due, in part, to higher costs of labor.  Expand this disclosure to clarify whether the higher costs of labor were due to an increase in the labor units per ton (productivity) or an increase in the cost per labor unit (rate.) To the extent that the higher labor costs were due to decreased productivity, explain the reasons for this decrease.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 106.

Credit Agreement, page 106

33.                 We note your disclosure that you intend to amend your credit agreement in connection with this offering.  With a view toward disclosure, please advise us regarding the timing of such amendment.  In addition, please disclose the material terms of such amendment.

Response:  The Registrant respectfully advises the Staff that it is currently negotiating the terms of the amendment to its credit agreement with its lenders and expects to enter into the amendment prior to the commencement of this offering.  The Registrant hereby undertakes to update its disclosure to reflect the material terms of the amendment once they have been agreed to.

Business, page 125

Our Management, pages 132-133

34.                 Provide us with objective support that Wexford has demonstrated a “proven and profitable track record” in identifying, acquiring and developing oil and natural gas assets in a broad number of operating basins in North America and abroad.

Response:  The Registrant respectfully notes that it has revised the statement to refer to Wexford’s “proven and profitable track record in identifying, acquiring and developing energy and natural resource assets....” Please see page 146. The requested objective support for this statement is included with the Supplemental Letter.

Coal Reserves and Non-Reserve Coal Deposits, page 143

35.                 We note that you have presented your coal reserves and non-reserve coal deposits as of March 31, 2010.  For consistency with the period for which the most recent annual audited financial statements have been presented, revise your filing to include this information as of December 31, 2009.

Response:  The Registrant has revised the Registration Statement accordingly. Please see pages 2, 92, 139 and 157.

Customers, page 146

Coal Supply Contracts, page 147

36.                 Clarify whether any of your largest customers are parties to coal supply contracts with you.  In addition, please file any related material contracts.  See Item 601(b)(10) of Regulation S-K.

Response:  For both the year ended December 31, 2009 and the three months ended March 31, 2010, all of the Registrant’s ten largest customers, including those customers accounting for 10% or more of the Registrant’s total revenues for both periods, were parties to multiple coal supply contracts.  In accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, the Registrant has not included its sales contracts with any of these customers as the Registrant’s business is not substantially dependent on any one of these contracts.  The sales commitments with these customers are an aggregate resulting from several individual coal supply contracts, with no single contract constituting a commitment to sell the “major part” of the Registrant’s production, as required by the above-referenced Item.  In addition, in some cases, the Registrant’s customers enter into separate contracts for different mining complexes and different delivery locations. The coal supply contracts for each customer are not dependent or conditioned on each other and are considered separate.

Mine Health and Safety Laws, page 150

37.                 We note your reference to certain incidence rates and MSHA standards, and your safety-related disclosure under “Our Business Strategy” on page 126.  Expand your discussion of your safety performance to include references to your capital expenditures, safety programs, statistical measures or any other measures that your organization utilizes to monitor your safety performance.  Explain how these various measures factor into your assessment of your safety performance.  In addition, please indicate if any of the operations under your control have been temporally idled, closed, or shutdown during your 2009 fiscal year as a result of an accident or safety concern.

Response:  The Registrant has revised the Registration Statement accordingly. Please see pages 165, 166 and 167.

Management, page 167

Executive Officers and Directors, page 167

38.                 For ease of reference to investors, please indicate which directors and executive officers are principals of Wexford by footnoting your table.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 182.

Committees of the Board of Directors, page 170

39.                 Please identify the individuals who will serve on your audit committee and conflicts committee.  Further, please indicate if the members of your compensation committee will be independent.

Response:  Some or all of the independent directors of the general partner of the Registrant will serve on the audit committee and conflicts committee.  The general partner of the Registrant has identified one of these independent directors, who will serve on both the audit committee and conflicts committee.  Once the general partner of the Registrant has identified the other two independent directors, in compliance with Item 401(k) of Regulation S-K, the Registrant undertakes to update the disclosure and to identify such independent directors in the Registration Statement in the event such proposed independent directors consent to being named therein. The Registrant has revised the Registration Statement.  Please see pages 182 and 185.

The Registrant undertakes to update its disclosure to indicate the members of the compensation committee once such members have been determined.  The Registrant has revised the Registration Statement. Please see page 185.

Executive Officer Compensation, page 171

40.                 Please highlight in this section, if true, that the executive compensation disclosed in this section will come from payments by you to your general partner.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 186.  Please see also the responses to Comments 9 and 15.

41.                 For each element of executive officer compensation, please disclose how you determined the amount for each element to pay.  See Item 402(b)(v) of Regulation S-K.  For example, please determine how you determined the annual guaranteed bonus payable to Mr. Moravec, and the phantom units to be issued and bonus awards to be made in connection with this offering.  In addition, please disclose how you determined the bonus amounts payable to each of the named executive officers during the fiscal year ended December 31, 2009.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages 189, 190 and 191.

Director Compensation, page 185

42.                 We note your disclosure that certain terms of the compensation policy applicable to the non-employee directors of the board of your general partner have not yet been established.  To the extent known, please disclose the material terms of such compensation policy, and provide relevant updates with each amendment.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 200.

Certain Relationships and Related Party Transactions, page 187

43.                 We note your disclosure regarding your transactions with your general partner and its affiliates.  Please disclose how the terms of such transactions were determined.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 202.

Administrative Services Agreement, page 188

44.                 Please provide further detail as to how the reimbursement charges will be calculated and the nature of services to be provided under the administrative services agreement.

Response:  The Registrant no longer anticipates entering into an administrative services agreement with Wexford.  The Registrant respectfully directs the Staff to the response to Comment 9.

45.                 Disclose what percentage of time and how much staff you expect your general partner and its affiliates to allocate to your operations.  If there are other factors taken into account in calculating the reimbursement charge, please discuss these.  Similarly, please indicate the maximum amount that may be paid by you annually for such services.  If there is no maximum amount, so state.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 182.  The Registrant no longer anticipates entering into an administrative services agreement with Wexford.  The Registrant respectfully directs the Staff to the responses to Comments 9 and 15.

The Partnership Agreement, page 201

Limited Liability, page 204

46.                 We note your disclosure regarding the possibility that the limited partners could be held personally liable for your obligations under the laws of Delaware.  Please add related risk factor disclosure.

Response:  The Registrant has revised its disclosure as requested.  Please see page 47.

Financial Statements, F-l

Rhino Energy LLC Consolidated Financial Statements, page F-9

Notes to Consolidated Financial Statements, page F-14

Note 2.  Summary of Significant Accounting Policies and General, page F-14

Recently Issued Accounting Standards, page F-19

47.                 Provide us, as supplemental information, an analysis supporting your conclusion that consolidation of the Eastern Rhino joint venture is appropriate under FASB ASC Topic 810.

Response:  The requested information has been included with the Supplemental Letter.

Engineering Comments

Management’s Discussion and Analysis, page 87

48.                 You state under “US Coal Producing Regions” that coal produced in the Appalachia region has decreased from approximately 445 million tons in 1994 to an estimated 341 million tons in 2009 primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production.  Given the majority of your production is in Central and Northern Appalachia, expand your disclosure in more detail to address the impact of this trend on your financial condition and results of operations.  We note the reference to your ability “to secure or acquire high-quality coal reserves.”

Response:  Even though production has declined over the past several years in Central and Northern Appalachia, the Registrant does not believe that this trend will have a material negative impact on its financial condition and results of operations.  The Registrant has significant reserves already permitted in these coal producing regions and the decline in industry production overall may result in increased demand for the quality of coal produced in these regions.  These regions are transportation advantaged to many of the utilities located in the Eastern United States and also quality advantaged in that they produce a higher BTU value product than most of the competing coal regions.

49.                 In reference to your reserve tables please clearly indicate if your coal reserves are reported as “recoverable” or “in the ground” tonnages and provide footnotes to your reserve tables showing the mining and wash plant recoveries in percent.

Response:  The Registrant notes that the tons presented in the reserve tables in the Registration Statement are all stated on a clean coal recoverable basis.  The Registrant has revised the Registrant Statement to indicate the same.  Please see pages 3, 140, 158 and 159.  The Registrant operates wash plants that generally process coal from multiple mines, each of which can have a different recoverable percentage.  The Registrants reserve studies, however, are based on evaluating individual mines and, in certain cases, individual coal seams at surface mines that mine multiple seams. Accordingly, the Registrant believes that it would not be meaningful to reflect the recover percentages on a plant by plant basis.

50.                 With a minimal transfer of paper, please forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC’s Industry Guide 7.  This includes:

•                  Acreage breakdown by owned, leased or other.

•                  Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

•                  Drill-hole maps showing drill intercepts.

•                  Justifications for the drill hole spacings used at various classification levels.

•                  General cross-sections that indicate the relationship between coal seams, geology and topography.

•                  A detailed description of your procedures for estimating “reserves.”

•                  The specific criteria used to estimate reserves.

•                  An indication of how many years are left in your longest-term mining plan for each reserve block.

•                  Site specific economic justification for the criteria you used to estimate reserves.

•                  Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

•                  Third party reviews of your reserves that were developed within the last three years.

•                  Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.  In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.  If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response:  The Registrant has previously submitted the requested supplemental information and the name and phone number of the person Mr. Coleman may call regarding technical questions about the Registrant’s reserves by letter to Mr. Coleman dated June 4, 2010, for which confidential treatment has been requested.  Such letter includes a written request for the return of the supplemental information and a pre-paid, pre-addressed shipping label.

[The remainder of this page is intentionally left blank.]

Please direct any questions that you have with respect to the foregoing to the undersigned of Vinson & Elkins L.L.P. at (212) 237-0133 or Adorys Velazquez of the same firm at (212) 237-0036.

Very truly yours,

/s/ Brenda K. Lenahan
Brenda K. Lenahan

cc:	Tracey L. McNeil (SEC)
Laura Nicholson (SEC)
Brad Skinner (SEC)
John Coleman (SEC)
David G. Zatezalo (Registrant)
Charles E. Carpenter (Latham & Watkins LLP)
Adorys Velazquez (Vinson & Elkins L.L.P.)